Exhibit 99.1

THIRD QUARTER 2020

EARNINGS RELEASE

ROYAL BANK OF CANADA REPORTS THIRD QUARTER 2020 RESULTS

All amounts are in Canadian dollars and are based on financial statements prepared in compliance with International Accounting Standard 34 Interim Financial Reporting, unless otherwise noted. Our Q3 2020 Report to Shareholders and Supplementary Financial Information are available at: http://www.rbc.com/investorrelations.

Net Income $3.2 Billion Down 2% YoY	Diluted EPS[1] $2.20 Down 1% YoY	Total PCL[2] $675 Million Total PCL ratio on loans down 125 bps[3] QoQ	ROE[4] 15.7% Down 100 bps YoY	CET1 Ratio 12.0% Well above regulatory requirements

TORONTO, August 26, 2020 – Royal Bank of Canada (RY on TSX and NYSE) today reported net income of $3,201 million for the quarter ended July 31, 2020, down $62 million or 2% from the prior year. Diluted EPS was $2.20, down 1% over the same period. Our results reflect record earnings in Capital Markets as well as solid earnings in Insurance. However, these results were offset by lower earnings in Personal & Commercial Banking, Wealth Management and Investor & Treasury Services, largely due to the impact of lower interest rates.

Compared to last quarter, net income was up $1,720 million with higher results in Capital Markets, Personal & Commercial Banking and Wealth Management, including lower provisions (total PCL was down $2,155 million from last quarter) as the impact of the onset of the COVID-19 pandemic on provisions was reflected in the prior quarter. Higher results in Insurance also contributed to the increase. These factors were partially offset by lower results in Investor & Treasury Services.

The total PCL ratio on loans was 40 bps, down 125 bps from last quarter. The PCL ratio on impaired loans of 23 bps decreased 14 bps from last quarter, largely reflecting lower provisions in Capital Markets and Personal & Commercial Banking. Our capital position remained robust, with a Common Equity Tier 1 (CET1) ratio of 12.0%, up 30 bps from last quarter. We also had a strong average Liquidity Coverage Ratio (LCR) of 154%.

“We continue to navigate these uncertain times from a position of strength and stability. Our robust capital and liquidity position, diversified business model, prudent approach to risk management, and technology capabilities provide the foundation to enable our people to continue supporting clients, providing advice and creating more value today and over the long-term,” said Dave McKay, RBC President and Chief Executive Officer. “RBC has a proud history of helping our clients thrive and communities prosper. Since the onset of the COVID-19 pandemic, RBCers have shown their unwavering commitment to delivering on our Purpose by enabling the re-emergence of our economies and supporting our clients with empathy and dedication.”

Q3 2020 Compared to Q3 2019	• Net income of $3,201 million • Diluted EPS of $2.20 • ROE of 15.7% • CET1 ratio of 12.0%	i 2% i 1% i 100 bps h 10 bps

Q3 2020 Compared to Q2 2020	• Net income of $3,201 million • Diluted EPS of $2.20 • ROE of 15.7% • CET1 ratio of 12.0%	h 116% h 120% h 840 bps h 30 bps

YTD 2020 Compared to YTD 2019	• Net income of $8,191 million • Diluted EPS of $5.60 • ROE of 13.6%	i 15% i 15% i 340 bps

[1]	Earnings per share (EPS).
[2]	Provision for credit losses (PCL).
[3]	Basis points (bps).
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Return on equity (ROE). This measure does not have a standardized meaning under GAAP. For further information, refer to the Key Performance and non-GAAP measures section on page 3 of this Earnings Release.

Personal & Commercial Banking

Net income of $1,367 million decreased $297 million or 18% from a year ago, primarily attributable to lower spreads largely reflecting lower interest rates, and higher PCL. These factors were partially offset by average volume growth of 5% in loans and 18% in deposits in Canadian Banking.

Compared to last quarter, net income increased $835 million or 157%, primarily due to lower PCL as the prior quarter reflected the impact of the onset of the COVID-19 pandemic. Two more days in the current quarter and solid average volume growth of 4% in Canadian Banking also contributed to the increase. These factors were partially offset by lower spreads.

Wealth Management

Net income of $562 million decreased $77 million or 12% from a year ago, largely due to a decline in net interest income as average volume growth was more than offset by the impact of lower interest rates. Higher PCL also contributed to the decrease. These factors were partially offset by higher average fee-based client assets and an increase in transaction and other revenue.

Compared to last quarter, net income increased $138 million or 33%, primarily from the reversal of unfavourable changes in the fair value of interest rate derivatives, seed capital investments and the net impact of our U.S. share-based compensation plans driven by the improvement of market conditions in the current quarter. Lower staff-related costs also contributed to the increase. These factors were partially offset by lower client transactional activity, including the impact of elevated market volatility on volumes in the prior quarter. Net interest income also declined as the benefit from average volume growth was more than offset by the impact of lower interest rates.

Insurance

Net income of $216 million increased $12 million or 6% from a year ago, mainly due to higher favourable investment-related experience and improved claims experience. These factors were partially offset by the impact of longevity reinsurance contracts in the prior year.

Compared to last quarter, net income increased $36 million or 20%, primarily due to improved travel and disability claims experience in the current quarter and higher favourable investment-related experience. These factors were partially offset by the impact of longevity reinsurance contracts in the prior quarter.

Investor & Treasury Services

Net income of $76 million decreased $42 million or 36% from a year ago, mainly due to lower funding and liquidity revenue, partially offset by improved results in our asset services business.

Compared to last quarter, net income decreased $150 million or 66%, primarily driven by lower funding and liquidity revenue as the prior quarter benefitted from the impact of interest rate movements, as well as lower gains from the disposition of securities.

Capital Markets

Net income of $949 million increased $296 million or 45% from a year ago, mainly driven by higher fixed income trading revenue across all regions, primarily due to tightening credit spreads, increased client activity in rates and repo products, and the reversal of loan underwriting markdowns. Higher equity trading revenue, primarily in the U.S., reflecting favourable market conditions and increased client activity also contributed to the increase. These factors were partially offset by higher compensation on improved results and higher taxes mainly due to an increase in the proportion of earnings from higher tax rate jurisdictions.

Compared to last quarter, net income increased $844 million, largely due to lower PCL as the prior quarter reflected the impact of the onset of the COVID-19 pandemic. Higher fixed income trading revenue primarily from the reversal of loan underwriting markdowns in the U.S. and Europe driven by the improvement in market conditions compared to the prior quarter, as well as higher equity trading revenue across all regions, also contributed to the increase. These factors were partially offset by higher taxes due to an increase in the proportion of earnings from higher tax rate jurisdictions and higher compensation on improved results.

Corporate Support

Net income was $31 million in the current quarter, primarily due to asset/liability management activities, partially offset by net unfavourable tax adjustments and residual unallocated costs. Net income was $14 million in the prior quarter, largely due to asset/liability management activities, partially offset by net unfavourable tax adjustments. Net loss was $15 million in the prior year, mainly due to net unfavourable tax adjustments, largely offset by asset/liability management activities.

Capital, Liquidity and Credit Quality

Capital – As at July 31, 2020, our CET1 ratio was 12.0%, up 30 bps from last quarter, mainly reflecting internal capital generation, lower risk-weighted assets (RWA) mainly driven by credit risk due to the pay down of credit facilities by clients, and the favourable impact of fair value other comprehensive income adjustments. These factors were partially offset by higher market risk RWA, as well as the impact of lower discount rates in determining our pension and other post-employment benefit obligations. Market risk RWA increased as the impact of heightened market volatility in Q2 2020 was only reflected in VaR for the latter part of the prior quarter, while Q3 2020 reflects the impact on VaR throughout the entire quarter, as well as reflecting the change in the historical SVaR period. We distributed $1.5 billion in common share dividends in Q3 2020.

Liquidity – For the quarter ended July 31, 2020, average LCR was 154%, which translates into a surplus of approximately $127 billion, compared to 130% in the prior quarter. Average LCR increased from the previous quarter as the drivers of improvement of our liquidity position in the latter part of Q2 2020 continued to have an impact on average LCR throughout the current quarter. The increase in the LCR is primarily due to continuing growth of business and retail deposits as well as pay downs of credit facilities by clients.

Credit Quality – Total PCL was $675 million. PCL on loans of $678 million increased $249 million from the prior year, primarily in Personal and Commercial Banking, Wealth Management and Capital Markets, due to the evolving impact of the COVID-19 pandemic. The total PCL on loans ratio of 40 bps increased 13 bps from the prior year. The PCL on impaired loans ratio was 23 bps.

PCL on loans decreased $2,056 million from last quarter, primarily in Personal & Commercial Banking, Capital Markets and Wealth Management, as the prior quarter reflected the impact of the onset of the COVID-19 pandemic. Lower PCL on impaired loans, primarily in Capital Markets, also contributed to the decrease. The total PCL on loans ratio decreased 125 bps from last quarter.

The ratio of allowance for credit losses (ACL) on loans and acceptances to total loans & acceptances increased to 89 bps, up 5 bps from last quarter and 37 bps from last year.

Digitally Enabled Relationship Bank

90-day Active Mobile users increased 14% from a year ago to 4.9 million, resulting in a 24% increase in mobile sessions. Digital adoption increased to 53.8%.

Key Performance and Non-GAAP Measures

We measure and evaluate the performance of our consolidated operations and each business segment using a number of financial metrics, such as net income and ROE. ROE does not have a standardized meaning under GAAP. We use ROE as a measure of return on total capital invested in our business.

Additional information about ROE and other Key Performance and non-GAAP measures can be found under the Key Performance and non-GAAP measures section of our Q3 2020 Report to Shareholders.

CAUTION REGARDING FORWARD-LOOKING STATEMENTS

From time to time, we make written or oral forward-looking statements within the meaning of certain securities laws, including the “safe harbour” provisions of the United States Private Securities Litigation Reform Act of 1995 and any applicable Canadian securities legislation. We may make forward-looking statements in this Earnings Release, in other filings with Canadian regulators or the SEC, in other reports to shareholders, and in other communications, including statements by our President and Chief Executive Officer. Forward-looking statements in this document include, but are not limited to, statements relating to our financial performance objectives, vision and strategic goals, and the potential continued impacts of the coronavirus (COVID-19) pandemic on our business operations, financial results and financial condition and on the global economy and financial market conditions. The forward-looking information contained in this Earnings Release is presented for the purpose of assisting the holders of our securities and financial analysts in understanding our financial position and results of operations as at and for the periods ended on the dates presented, as well as our financial performance objectives, vision and strategic goals, and may not be appropriate for other purposes. Forward-looking statements are typically identified by words such as “believe”, “expect”, “foresee”, “forecast”, “anticipate”, “intend”, “estimate”, “goal”, “plan” and “project” and similar expressions of future or conditional verbs such as “will”, “may”, “should”, “could” or “would”.

By their very nature, forward-looking statements require us to make assumptions and are subject to inherent risks and uncertainties, which give rise to the possibility that our predictions, forecasts, projections, expectations or conclusions will not prove to be accurate, that our assumptions may not be correct and that our financial performance objectives, vision and strategic goals will not be achieved. We caution readers not to place undue reliance on these statements as a number of risk factors could cause our actual results to differ materially from the expectations expressed in such forward-looking statements. These factors – many of which are beyond our control and the effects of which can be difficult to predict – include: credit, market, liquidity and funding, insurance, operational, regulatory compliance, strategic, reputation, legal and regulatory environment, competitive and systemic risks and other risks discussed in the risk sections of our 2019 Annual Report and the Risk management and Significant developments: COVID-19 sections of our Q3 2020 Report to Shareholders; including information technology and cyber risk, privacy, data and third party related risks, geopolitical uncertainty, Canadian housing and household indebtedness, regulatory changes, digital disruption and innovation, climate change, the business and economic conditions in the geographic regions in which we operate, the effects of changes in government fiscal, monetary and other policies, tax risk and transparency, environmental and social risk and the emergence of widespread health emergencies or public health crises such as pandemics and epidemics, including the COVID-19 pandemic and its impact on the global economy and financial market conditions and our business operations, financial results and financial condition.

We caution that the foregoing list of risk factors is not exhaustive and other factors could also adversely affect our results. When relying on our forward-looking statements to make decisions with respect to us, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Material economic assumptions underlying the forward-looking statements contained in this Earnings Release are set out in the Economic, market and regulatory review and outlook section and for each business segment under the Strategic priorities and Outlook headings in our 2019 Annual Report, as updated by the Economic, market and regulatory review and outlook and Significant developments: COVID-19 sections of our Q3 2020 Report to Shareholders. Except as required by law, we do not undertake to update any forward-looking statement, whether written or oral, that may be made from time to time by us or on our behalf.

Additional information about these and other factors can be found in the risk sections of our 2019 Annual Report and the Risk management and Significant developments: COVID-19 sections of our Q3 2020 Report to Shareholders.

Information contained in or otherwise accessible through the websites mentioned does not form part of this Earnings Release. All references in this Earnings Release to websites are inactive textual references and are for your information only.

ACCESS TO QUARTERLY RESULTS MATERIALS

Interested investors, the media and others may review this quarterly Earnings Release, quarterly results slides, supplementary financial information and our Q3 2020 Report to Shareholders at rbc.com/investorrelations.

Quarterly conference call and webcast presentation

Our quarterly conference call is scheduled for August 26, 2020 at 8:00 a.m. (EDT) and will feature a presentation about our third quarter results by RBC executives. It will be followed by a question and answer period with analysts. Interested parties can access the call live on a listen-only basis at rbc.com/investorrelations/quarterly-financial-statements.html or by telephone (416-340-2217, 866-696-5910, passcode 3889659#). Please call between 7:50 a.m. and 7:55 a.m. (EST).

Management’s comments on results will be posted on our website shortly following the call. A recording will be available by 5:00 p.m. (EDT) from August 26, 2020 until December 1, 2020 at rbc.com/investorrelations/quarterly-financial-statements.html or by telephone (905-694-9451 or 800-408-3053, passcode 1346405#).

Media Relations Contact

Gillian McArdle, Senior Director, Communications, Group Risk Management and Finance, gillian.mcardle@rbccm.com, 416-842-4231

Investor Relations Contacts

Nadine Ahn, SVP Wholesale Finance and Investor Relations, nadine.ahn@rbccm.com, 416-974-3355

Asim Imran, Vice President, Investor Relations, asim.imran@rbc.com, 416-955-7804

Marco Giurleo, Senior Director, Investor Relations, marco.giurleo@rbc.com, 416-955-2546

ABOUT RBC

Royal Bank of Canada is a global financial institution with a purpose-driven, principles-led approach to delivering leading performance. Our success comes from the 86,000+ employees who bring our vision, values and strategy to life so we can help our clients thrive and communities prosper. As Canada’s biggest bank, and one of the largest in the world based on market capitalization, we have a diversified business model with a focus on innovation and providing exceptional experiences to our 17 million clients in Canada, the U.S. and 34 other countries. Learn more at rbc.com.

We are proud to support a broad range of community initiatives through donations, community investments and employee volunteer activities. See how at rbc.com/community-social-impact.

Trademarks used in this earnings release include the LION & GLOBE Symbol, ROYAL BANK OF CANADA and RBC which are trademarks of Royal Bank of Canada used by Royal Bank of Canada and/or by its subsidiaries under license. All other trademarks mentioned in this earnings release, which are not the property of Royal Bank of Canada, are owned by their respective holders.

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